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                                                                   EXHIBIT 2.1


                      AMENDMENT TO REORGANIZATION AGREEMENT


        This Amendment to Reorganization Agreement (the "Amendment") is made and entered into as of the 2nd day of January, 1998, by and among Robert Kusher, an individual ("Kusher"), Craig Lowy, an individual ("Lowy")(Lowy and Kusher are referred to herein individually as "Target" and collectively as "Targets"), MiniMed Distribution Corp., a Delaware corporation ("Acquiror") and MiniMed Inc., a Delaware corporation ("MiniMed").

                                 R E C I T A L S

        A. Targets, Acquiror and MiniMed have entered into that certain Reorganization Agreement, dated as of October 19, 1997 (the "Agreement"), for the purpose of effecting the purchase of the stock of the Corporations, as such term is defined in the Agreement.

        B. Targets, Acquiror and MiniMed now desire to amend the Agreement to address certain matters that have arisen since the execution of the Agreement.

        NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Amendment, and for their mutual reliance, the parties hereto agree as follows:

        1. Defined Terms. Except to the extent it is specifically indicated to the contrary in this Amendment, defined terms used in this Amendment shall have the same meanings as in the Agreement.

        2. Purchase Price. Section 1.4.1 of the Agreement shall be amended to replace the amount "Sixteen Million Dollars ($16,000,000)" with the amount "Fourteen Million One Hundred Ninety Eight Thousand Seven Hundred Fifty Dollars and Thirty Cents ($14,198,750.30)."

        3. Compliance With Laws A new Section 2.7(d) of the Agreement shall read as follows:

               "(d) Except as may be otherwise disclosed on Schedule 2.7, no Target, Corporation, or employee or agent of any Corporation (i) has or has had any knowledge of, any involvement with or any responsibility for, the billing practices of any dialysis facility providing services in connection with any Corporation's provision, or billing, of the drugs Epoetin alfa (a/k/a Erythropoietin, EPO), Calcijex or Infed, or (ii) has knowledge of any billing practices of any such dialysis facility which is not in compliance with all applicable laws."



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        4. Disclosures. Section 2.23 of the Agreement shall be amended to add the following at the end thereof:

           "Notwithstanding any provision to the contrary contained in Article II hereof, to the extent the representations and warranties made by Lowy in
Article II hereof relate to the Corporations, such representations and warranties shall relate solely to the Corporations in which Lowy owned Shares immediately prior to the Closing."

        5. Medicaid Recoupment. A new Section 5.1.13 of the Agreement shall read as follows:

           "5.1.13 Medicaid Recoupment. Targets shall have caused Pharmax, Inc. to provide recoupment to the State of Florida Agency for Health Care Administration ("Florida Medicaid") in the amount of $1,584,870.01 in accordance with that certain letter dated December 2, 1997 addressed to Pharmax, Inc., a copy of which is attached hereto as Exhibit 5.1.13. Targets shall also have caused the Corporations, as applicable, to provide recoupment to Florida Medicaid in the amount of $216,379.69 with respect to the Corporations' provision and billing of the drugs Calcijex and Infed. Targets shall provide to Acquiror, prior to the time of making all such recoupment required by this
Section 5.1.13, drafts of any and all correspondence addressed to Florida Medicaid in connection therewith, the form of which correspondence shall be reasonably acceptable to Acquiror."

        6. Right to Proceed and Effect of Investigation. Notwithstanding anything to the contrary contained in Sections 5.4 and 5.5 hereof and in any certificate delivered at Closing pursuant to Section 5.5 hereof, Acquiror and MiniMed shall not be deemed to waive their rights under the Agreement (including indemnification rights) with respect to breaches, conditions and events relating to Targets' breach of Section 4.1.1(v) in connection with bringing into compliance any items reflected on Schedule 2.7 of the Agreement.

        7. Payment of Indemnification. Section 6.4.4 of the Agreement shall be amended to add the following at the end thereof:

           "Notwithstanding any provision to the contrary contained in the Agreement, any and all Damages fixed and payable by Acquiror or MiniMed to any Target pursuant to Sections 6.4.1 or 6.4.3 hereof shall be payable solely in Common Stock, the number of shares of which shall be equal to (A) the average closing price of the Common Stock on the NASDAQ National Market for a period of ten (10) consecutive business days ending two (2) days prior to the date the Damages are fixed and payable, divided into (B) such amount of Damages, rounded down to the nearest whole number."



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        8. Indemnification Limitations. A new Section 6.4.6 of the Agreement
shall read as follows:

           "6.4.6 Indemnification Limitations. Notwithstanding any provision to the contrary contained in the Agreement, Lowy shall be under no liability to indemnify Acquiror or MiniMed under Sections 6.4.1 or 6.4.2 (and Acquiror and MiniMed shall not make a claim against Lowy under Sections 6.4.1 or 6.4.2) with respect to Damages related to, caused by or arising from any Corporation in which Lowy did not own any Shares immediately prior to the Closing."

        9. Effect on Agreement; General Provisions. Except as set forth in this Amendment, the terms and provisions of the Agreement are hereby ratified and declared to be in full force and effect. This Amendment shall be governed by the provisions of the Agreement regarding choice of law, attorneys' fees, and successors and assigns. This Amendment shall become effective upon its execution, which may occur in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Captions and paragraph headings are used herein for convenience only, are not a part of this Amendment or the Agreement as amended by this Amendment and shall not be used in construing either document. Each reference to the Agreement and any agreement contemplated thereby or executed in connection therewith, whether or not accompanied by reference to this Amendment, shall be deemed a reference to the Agreement as amended by this Amendment.




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               IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first above written.

                                    TARGETS:

                                         "Kusher"



                                          By /s/ Robert A. Kusher
                                            ---------------------------
                                           Robert A. Kusher

                                          "Lowy"



                                          By /s/ Craig Lowy
                                            ---------------------------
                                            Craig Lowy

                                    ACQUIROR:

                                           MINIMED DISTRIBUTION CORP.


                                          By /s/ Eric S. Kentor
                                            ---------------------------
                                            Name:  Eric S. Kentor
                                            Title: President

                                    MINIMED:

                                           MINIMED INC.


                                          By /s/ Terrance H. Gregg
                                            ---------------------------
                                            Name:  Terrance H. Gregg
                                            Title:  President and Chief
                                                    Operating Officer